Exhibit 99

WINTHROP RESIDENTIAL ASSOCIATES II, A LIMITED PARTNERSHIP

FORM 10-QSB SEPTEMBER 30, 2004

Supplementary Information Required Pursuant to Section 9.4 of the Partnership Agreement

1.                     Statement of Cash Available for Distribution for the three months ended September 30, 2004:

Net income	$3,984,000
Add: Equity in loss of Local Limited Partnership	103,000
Depreciation	96,000
Amortization	3,000
Cash from reserves	4,000

Cash Available for Distribution	$4,190,000

Distributions allocated to General Partners	$2,000

Distributions allocated to Limited Partners	$4,188,000

2.                     Fees and other compensation paid or accrued by the Partnership to the general partners, or their affiliates, during the three months ended September 30, 2004:

Entity Receiving Compensation	Form of Compensation	Amount

General Partners	Interest in Cash Available for Distribution	$2,000

WFC Realty Co., Inc. (Initial Limited Partner)	Interest in Cash Available for Distribution	$1,000